File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2006 JUN 27 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 June 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

06014707

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director/PDMR Shareholding'

Yours faithfully

SUPPL

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
JUN 2 7 2006
THOMSON
FINANCIAL

dw 6/27

Severn Trent Plc has been informed that on 19 June 2006, 339,036 Ordinary Shares of 65 5/19 pence each in Severn Trent Plc were provisionally allocated under the terms of the Severn Trent Plc Long Term Incentive Plan 2005 to the Directors and Persons Discharging Managerial Responsibilities ("PDMR") of the Company as set out below. These Ordinary Shares will vest at the end of a three year performance period, depending on the achievement of performance targets, but will not require any payment from the Directors or PDMRs.

Name	Status	No. of Shares Subject to Award
C S Matthews	Director	56,980
M J E McKeon	Director	30,118
M J E McKeon	Director	36,405*
A P Wray	Director	22,385
P J Gavan	PDMR	11,416
L F Graziano	PDMR	10,137
M Keogh	PDMR	6,105
A P Smith	PDMR	12,210
F B Smith	PDMR	14,163
P K Tandon	PDMR	8,302

* Award made under 2005 LTIP, as agreed on commencement of employment, and on same terms as other participants.

This notification is provided in accordance with DR3.1.4R(1).

www.severntrent.com